Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-122977
Prospectus Supplement to the Prospectus dated March 15, 2005 and the Prospectus Supplement dated March 15, 2005 — No. 515
The Goldman Sachs Group, Inc.
Medium-Term Notes, Series B

$50,000,000
0.25% Index-Linked Note due August 2008
(Linked to the Philadelphia Stock Exchange Housing SectorSM Index)

      We will pay you interest at a rate of 0.25% per annum on the interest payment dates, beginning on February 28, 2006 and ending on the stated maturity date, August 30, 2008 (unless extended due to market disruption or non-business days). Your return on the notes is also linked to the performance of the Philadelphia Stock Exchange Housing SectorSM Index (“HGX Index”). The amount that you will be paid on your note on the stated maturity date will be determined by reference to the performance of the HGX Index from the trade date (August 23, 2005) to the determination date (the fifth trading day prior to the stated maturity date, unless extended due to market disruption or non-business days) and will be based on the decline, if any, of the HGX Index (the “supplemental payment amount”). On the stated maturity date, we will pay you an amount in cash equal to the sum of (1) 94.75% of the face amount of your note, plus (2) the supplemental payment amount, if any. Because the final index level could be higher than the initial index level, there may be no supplemental payment amount at maturity, but you will receive at least 94.75% of the face amount of your note. The supplemental payment amount may be zero even though the level of the index is lower at any time during the life of your note or at maturity than the initial index level.
      We will calculate the supplemental payment amount, if any, on each note as follows:

•	We will determine the final index level, which will be the closing level of the HGX Index on the determination date.

•	If the final index level is less than the initial index level, which is 525.67, the supplemental payment amount will equal the product of (1) the face amount of your note multiplied by (2) the result of (i) the initial index level minus the final index level, divided by (ii) the initial index level.

•	If the final index level is greater than or equal to the initial index level, the supplemental payment amount will be zero.
      If the supplemental payment amount is zero, you will only receive 94.75% of the face amount of your note on the stated maturity date.
      Because we have provided only a brief summary of the terms of your note above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms Of Your Note” on page S-12.
      Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or other relevant factors, the value of your note on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read “Additional Risk Factors Specific To Your Note” on page S-7 so that you may better understand those risks.
Original issue price:     100% of the face amount
Underwriting discount:     0.25% of the face amount
Net proceeds to The Goldman Sachs Group, Inc.:     99.75% of the face amount
Original issue date (settlement date):     August 30, 2005

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

      Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.
      PHLX Housing SectorSM and HGXSM are service marks of the Philadelphia Stock Exchange, Inc. (PHLX) and have been licensed for use by The Goldman Sachs Group, Inc. The notes are not sponsored, endorsed, or promoted by PHLX, and PHLX makes no representation regarding the advisability of investing in the notes.
Goldman, Sachs & Co.

Prospectus Supplement dated August 23, 2005.

SUMMARY INFORMATION

     We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your note, has the terms described below and under “Specific Terms Of Your Note” on page S-12. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated March 15, 2005, as supplemented by the accompanying prospectus supplement, dated March 15, 2005, of The Goldman Sachs Group, Inc.

Key Terms
Issuer: The Goldman Sachs Group, Inc.
Index: Philadelphia Stock Exchange Housing SectorSM Index (HGXSM), as published by the Philadelphia Stock Exchange, Inc. (Bloomberg: “HGX”)
Face amount: each note will have a face amount equal to $1,000; $50,000,000 in the aggregate for all the offered notes
Payment amount: on the stated maturity date, we will pay the holder of each note an amount in cash equal to the sum of (1) 94.75% of the outstanding face amount of your note, plus (2) the supplemental payment amount, if any
Supplemental payment amount: we will calculate the supplemental payment amount, if any, on each note as follows:

•	We will determine the final index level, which will be the closing level of the HGX Index on the determination date

•	If the final index level is less than the initial index level, the supplemental payment amount will equal the product of (1) the outstanding face amount of your note multiplied by (2) the result of (i) the initial index level minus the final index level, divided by (ii) the initial index level

•	If the final index level is greater than or equal to the initial index level, the supplemental payment amount will be zero
If the supplemental payment amount is zero, you will only receive 94.75% of the outstanding face amount of your note on the stated maturity date
Trade date: August 23, 2005
Initial index level: 525.67
Final index level: the final index level will be the closing level of the index on the determination date, except in the limited circumstances described under “Specific Terms Of Your Note — Consequences Of A Market Disruption Event” on page S-13 and subject to adjustment as provided under “Specific Terms Of Your Note — Discontinuance Or Modification Of The Index” on page S-14
Interest rate (coupon): 0.25% per annum, paid semi-annually
Interest payment dates: February 28, 2006, August 30, 2006, February 28, 2007, August 30, 2007, February 29, 2008 and August 30, 2008
Regular record dates: for the interest payment dates specified above, one business day before each interest payment date
Stated maturity date: August 30, 2008, unless extended for up to six business days
Determination date: the fifth trading day prior to August 30, 2008, unless extended for up to five business days
No listing: the offered notes will not be listed on any securities exchange or interdealer market quotation system
Calculation agent: Goldman, Sachs & Co.
Business day: as described on page S-15
Trading day: as described on page S-15
CUSIP no.: 38141GED2

Q&A
How do the notes work?
       The notes offered by this prospectus supplement will have a stated maturity date of August 30, 2008 (unless extended due to market disruption or non-business days). We will pay interest on your note at a rate of 0.25% per annum on the interest payment dates, beginning on February 28, 2006 and ending on the stated maturity date. Your return on the notes is also linked to the performance of the HGX Index. The amount that you will be paid on your note on the stated maturity date is determined with reference to the performance of the HGX Index during the period from the trade date to the determination date and will be based on the decline, if any, of the HGX Index, which we refer to as the “supplemental payment amount”. On the stated maturity date, we will pay you an amount in cash equal to the sum of (1) 94.75% of the outstanding face amount of your note plus (2) the supplemental payment amount, if any. We will pay you a supplemental payment amount only if the final index level is less than the initial index level. If the final index level is greater than or equal to the initial index level, the supplemental payment amount will be zero. The calculation agent will determine the final index level, which will be the closing level of the HGX Index on the determination date as calculated and published by the index sponsor. See “Additional Risk Factors Specific To Your Note” on page S-7.
       As discussed in the accompanying prospectus, the notes are indexed debt securities and are part of a series of debt securities entitled “Medium-Term Notes, Series B” issued by The Goldman Sachs Group, Inc. The notes will rank equally with all other unsecured and unsubordinated debt of The Goldman Sachs Group, Inc. For more details, see “Specific Terms Of Your Note” on page S-12.
Who should or should not consider an investment in the notes?
       We have designed the notes for investors who want to protect their investment during the life of the notes by receiving on the stated maturity date at least 94.75% of the outstanding face amount of their notes, while also having an opportunity to benefit from the potential depreciation of the HGX Index and receive semi-annual interest payments at a rate of 0.25% per annum during the life of the notes. On the stated maturity date, if the amount payable on your note is the outstanding face amount or even if the amount payable exceeds the outstanding face amount of your note, the overall return you earn on your note may be less than you would have earned by investing in a non-indexed debt security that bears interest at a prevailing market rate. The notes may therefore not be a suitable investment for you if you prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.
Will I receive periodic interest payments?
       Yes. We will make interest payments on your note at the rate of 0.25% per annum on the interest payment dates, beginning on February 28, 2006 and ending on the stated maturity date.
What will I receive on the stated maturity date of the notes?
       The payment amount for each offered note outstanding on the stated maturity date will be an amount in cash equal to the sum of (1) 94.75% of the outstanding face amount of the note, plus (2) the supplemental payment amount, if any. The supplemental payment amount is calculated as follows:

•	We will determine the final index level, which will be the closing level of the HGX Index on the determination date.

•	If the final index level is less than the initial index level, the supplemental payment amount will equal the product of (1) the outstanding face amount of your note multiplied by (2) the result of (i) the initial index level minus the final index level, divided by (ii) the initial index level.

•	If the final index level is greater than or equal to the initial index level, the supplemental payment amount will be zero.
      If the supplemental payment amount is zero, you will only receive 94.75% of the outstanding face amount of your note on the stated maturity date.
What will I receive if I sell the note prior to the stated maturity?
       If you sell your note prior to the stated maturity date, you will receive the market price for your note at the time of sale. The market price for your note may be influenced by many factors, such as interest rates, the volatility of the index or the current level of the index. Depending on the impact of these factors, you may receive significantly less than 94.75% of the outstanding face amount of your note in any sale of your note before the stated maturity date. In addition, assuming no changes in market conditions or any other relevant factors, the market value of your note on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. For more information on the value of your note in the secondary market, see “Additional Risk Factors Specific To Your Note — Assuming No Changes In Market Conditions Or Any Other Relevant Factors, The Market Value Of Your Note On The Date Of This Prospectus Supplement (As Determined By Reference To Pricing Models Used By Goldman, Sachs & Co.) Is Significantly Less Than The Original Issue Price” on page S-7 and “— The Market Value Of Your Note May Be Influenced By Many Unpredictable Factors” on page S-8.
Hypothetical examples
       If the final index level is less than the initial index level, the payment on each offered note on the stated maturity date will exceed 94.75% of the outstanding face amount of your note. If the final index level is greater than or equal to the initial index level, the holder of each offered note will only receive 94.75% of the outstanding face amount of your note. In no event will you lose more than 5.25% of your initial investment in a note if you buy the note upon issuance and hold it until the stated maturity date.
       The table below shows the hypothetical payment amounts that we would deliver on the stated maturity date in exchange for each $1,000 of the outstanding face amount of your note, if the final index level (expressed as a percentage of the initial index level) were any of the hypothetical levels shown in the left column.
       The levels in the left column of the table below represent hypothetical final index levels as calculated on the determination date and are expressed as percentages of the initial index level, which is 525.67. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final index levels, and are expressed as percentages of the outstanding face amount of a note.
       These amounts assume that you will receive 94.75% of the outstanding face amount of your note, plus the supplemental payment amount, if any.
       The information in the table below reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your note prior to the stated maturity date, your return will depend upon the market value of your note at the time of sale, which may be affected by a number of factors that are not reflected in the examples shown below. For a discussion of some of these factors, see “Additional Risk Factors Specific To Your Note” on page S-7. We have also assumed that the closing level of the index on the determination date will be the same as on the stated maturity date and that no market disruption event occurs.
       The examples below are based on a range of index levels that are entirely hypothetical; no one can predict what the final index level will be on the determination date. The index has been highly volatile — meaning that the index level has changed substantially in relatively short periods — in the past, and its future performance cannot be predicted.
       The actual performance of the index over the life of the offered notes, as well as the payment amount at maturity, may bear little relation to the hypothetical examples shown below and cannot be predicted. For more details about hypothetical returns on your note, please see the following examples and “Hypothetical Returns On Your Note” on page S-18.

Hypothetical Final	Hypothetical
Index Level as	Payment Amounts
Percentage of Initial	as Percentage of
Index Level	Face Amount

200.00%	94.75%
150.00%	94.75%
120.00%	94.75%
110.00%	94.75%
100.00%	94.75%
94.75%	100.00%
90.00%	104.75%
80.00%	114.75%
50.00%	144.75%
0.00%	194.75%

       If, for example, the final index level were determined to be 110% of the initial index level, the payment amount that we would deliver to you at maturity would be 94.75% of the face amount of your note, as shown in the table above. As a result, if you purchased your note on the original issue date and held it until the stated maturity date, you would lose 5.25% of your investment.
       The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your note) that we would deliver to the holder of your note on the stated maturity date, if the final index level (expressed as a percentage of the initial index level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final index level of less than 94.75% of the initial index level (the section left of the 94.75% marker on the horizontal axis) would result in a hypothetical payment amount of more than 100% of the face amount of your note (the section above the 100% marker on the vertical axis) and, accordingly, in an increase of principal to the holder of your note.

Who publishes the index and what does it measure?
       The HGXSM, also known as the PHLX Housing SectorSM Index, is published by the Philadelphia Stock Exchange, Inc. and is a modified capitalization-weighted index composed of 21 companies whose primary lines of business are directly associated with the U.S. housing construction market. The index composition encompasses residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers. HGXSM was set to an initial value of 250 on January 2, 2002; options commenced trading on July 17, 2002.
       For further information, please see “The Index” on page S-22.
What about taxes?
       If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based upon an estimated yield for the notes, even though you will not receive any payments from us until maturity. This estimated yield is determined solely to calculate the amount you will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize upon the sale or maturity of the notes will be taxed as ordinary interest income. If you purchase the notes at a time other than the original issue date, the tax consequences to you may be different.
       For further information you should refer to “Supplemental Discussion Of Federal Income Tax Consequences” on page S-24.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTE

An investment in your note is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated, March 15, 2005. Your note is a riskier investment than ordinary debt securities. Also, your note is not equivalent to investing directly in the index stocks, i.e., the stocks comprising the index to which your note is linked. You should carefully consider whether the offered notes are suited to your particular circumstances.
Assuming No Changes In Market Conditions Or Any Other Relevant Factors, The Market Value Of Your Note On The Date Of This Prospectus Supplement (As Determined By Reference To Pricing Models Used By Goldman, Sachs & Co.) Is Significantly Less Than The Original Issue Price
       The value or quoted price of your note at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the market value of your note as determined by reference to pricing models used by Goldman, Sachs & Co.
       If at any time a third party dealer quotes a price to purchase your note or otherwise values your note, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “— The Market Value Of Your Note May Be Influenced By Many Unpredictable Factors” below.
       Furthermore, if you sell your note, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.
       There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your note; and, in this regard, Goldman Sachs & Co. is not obligated to make a market in the notes. See “— Your Note May Not Have An Active Trading Market” below.
You May Lose Some Of Your Principal
       Our cash payment on your note on the stated maturity date will be based on the final index level. If the final index level is greater than the initial index level on the determination date, you will receive only 94.75% of the outstanding face amount of your note on the stated maturity date. This will be the case even if the level of the index is less than the initial index level at any time during the life of your note or if on the determination date, the final index level is greater than the initial index level. However, in all cases, the payment amount on the stated maturity date will not be less than 94.75% of the outstanding face amount of your note. Also, the market value of your note prior to the stated maturity date may be significantly lower than the purchase price you pay for your note. Consequently, if you sell your note before the stated maturity date, you may receive far less than the amount of your investment in the note.
       If the final index level is greater than or equal to the initial index level, the supplemental payment amount will be zero and the payment amount for your note on the stated maturity date will equal only 94.75% of the outstanding face amount of your note.
Your Note Bears Interest At A Rate Of 0.25% Per Annum
       You will receive interest on your note at annually. Even if a supplemental payment amount, as described in the front part of this prospectus supplement, is payable on your note at the stated maturity date, the overall return you earn on your note may be less than the amount you would have earned by investing the face amount of your note in a non-indexed debt security that bears interest at a prevailing market rate.
The Interest Rate On Your Note May Be Less Than The Prevailing Market Rate
       The interest that we will pay on your note may be less than the prevailing market rate for our debt securities that are not indexed. Consequently, unless the amount payable on your note on the stated maturity date substantially exceeds the amount you paid for your note, the overall return you earn on your note could be less than you would have earned by investing in a non-indexed debt security that bears interest at the prevailing market rate.
The Return On Your Note Will Not Reflect Any Dividends Paid On The Index Stocks
       The index sponsor calculates the level of the index by reference to the prices of the common stocks included in the index, without taking account of the value of dividends paid on those stocks. As a result, the return on your note will not reflect the return you would realize if you actually owned the stocks included in the index and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the index stocks by the index stock issuers. See “— You Have No Shareholder Rights Or Rights To Receive Any Stock” below for additional information.
The Market Value Of Your Note May Be Influenced By Many Unpredictable Factors
       The following factors, many of which are beyond our control, will influence the market value of your note:

•	the level of the index;

•	the volatility — i.e., the frequency and magnitude of changes in the level of the index;

•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the housing sector specifically, which may affect the level of the index;

•	interest and yield rates in the market;

•	the time remaining until your note matures; and

•	our creditworthiness.
       These factors will influence the price you will receive if you sell your note before maturity. If you sell your note prior to maturity, you may receive less than the outstanding face amount of your note. You cannot predict the future performance of the index based on its historical performance.
If The Level Of The Index Changes, The Market Value Of Your Note May Not
Change In The Same Manner
       Your note may trade quite differently from the index. Changes in the level of the index may not result in a comparable change in the market value of your note. We discuss some of their reasons for this disparity under “— The Market Value Of Your Note May Be Influenced By Many Unpredictable Factors” above.
Trading And Other Transactions By Goldman Sachs In Instruments Linked To
The Index Or Index Stocks May Impair The Market Value Of Your Note
       As we describe under “Use Of Proceeds And Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, expect to hedge our obligations under the offered notes by purchasing futures and/or other instruments linked to the index. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the index or the index stocks at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the determination date for your note. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to changes in the level of the index or one or more of the index stocks. Any of these hedging activities may adversely affect the index level — directly or indirectly by affecting the price of the index stocks — and therefore the market value of your note and the amount we will pay on your note at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your note may decline. See “Use Of Proceeds And Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.
       Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the index stocks or instruments whose returns are linked to the index or index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the index level — directly or indirectly by affecting the price of the index stocks — and, therefore, the market value of your note and the amount we will pay on your note at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the index or one or more of the index stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your note and the amount we will pay on your note at maturity.
You Have No Shareholder Rights Or Rights To Receive Any Stock
       Investing in your note will not make you a holder of any of the index stocks. Neither you nor any other holder or owner of your note will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the index stocks. Your note will be paid in cash, and you will have no right to receive delivery of any index stocks.
Our Business Activities May Create Conflicts Of Interest Between You And Us
       As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the index and the index stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your note and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the index, could be adverse to your interests as a beneficial owner of your note.
       Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuers of the index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of a note. Moreover, one or more of our affiliates have published and in the future expect to publish research reports with respect to the index and some or all of the issuers of the index stocks. Any of these activities by any of our affiliates may affect the level of the index and, therefore, the market value of your note and the amount we will pay on your note at maturity.
As Calculation Agent, Goldman, Sachs & Co. Will Have The Authority To Make
Determinations That Could Affect The Market Value Of Your Note, When
Your Note Matures And The Amount You Receive At Maturity
       As calculation agent for your note, Goldman, Sachs & Co. will have discretion in making various determinations that affect your note, including determining the final index level on the determination date, which we will use to determine how much cash we must pay on the stated maturity date, and determining whether to postpone the stated maturity date because of a market disruption event. See “Specific Terms Of Your Note” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your note and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts Of Interest Between You And Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.
The Policies Of The Index Sponsor And Changes That Affect The Index Or The
Index Stocks Could Affect The Amount Payable On Your Note And Its Market Value
       The policies of the index sponsor concerning the calculation of the index level, additions, deletions or substitutions of index stocks and the manner in which changes affecting the index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the index level could affect the index level and, therefore, the amount payable on your note on the stated maturity date and the market value of your note before that date. The amount payable on your note and its market value could also be affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the index level, or if the index sponsor discontinues or suspends calculation or publication of the index level, in which case it may become difficult to determine the market value of your note. If events such as these occur, or if the index level is not available on the determination date or any of the averaging dates (if applicable) because of a market disruption event or for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the index level on the determination date or any of the averaging dates (if applicable) — and thus the amount payable on the stated maturity date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the index level on the determination date and the amount payable on your note more fully under “Specific Terms Of Your Note — Discontinuance Or Modification Of The Index” and “— Role Of Calculation Agent” below.
There Is No Affiliation Between The Index Stock Issuers And Us Or The
Index Sponsor, And We Are Not Responsible For Any Disclosure By Any Of The
Index Stock Issuers Or The Index Sponsor
       Goldman Sachs is not affiliated with the issuers of the index stocks or the index sponsor. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with the index stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the index or any of the other index stock issuers. You, as an investor in your note, should make your own investigation into the index and the index stock issuers. See “The Index” below for additional information about the index.
       Neither the index sponsor nor the index stock issuers are involved in this offering of your note in any way and none of them have any obligation of any sort with respect to your note. Neither the index sponsor nor any of the index stock issuers have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the market value of your note.
Your Note May Not Have An Active Trading Market
       Your note will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your note. Even if a secondary market for your note develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your note in any secondary market could be substantial.
We Can Postpone The Stated Maturity Date If A Market Disruption Event Occurs
       If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing, the determination date will be postponed until the first business day on which no market disruption event occurs or is continuing. As a result, the stated maturity date for your note will also be postponed, although not by more than six business days. Thus, you may not receive the cash payment that we are obligated to deliver on the stated maturity date until several days after the originally scheduled due date. Moreover, if the closing level of the index is not available on the determination date because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the final index level based on its assessment, made in its sole discretion, of the level of the index at that time.
Certain Considerations For Insurance Companies And Employee Benefit Plans
       Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

SPECIFIC TERMS OF YOUR NOTE

     Please note that in this section entitled “Specific Terms Of Your Note”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

       The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.
       This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your note; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.
       In addition to those terms described on the first two pages of this prospectus supplement, the following terms will apply to your note:
       Specified Currency:

•	U.S. dollars: all payments of principal and interest on your note will be made in U.S. dollars
       Form Of Note:

•	global form only: yes, at DTC

•	non-global form available: no
       Denominations: each note registered in the name of a holder must have a face amount of $1,000 or any multiple of $1,000
       Defeasance Applies As Follows:

•	full defeasance: no

•	covenant defeasance: no
       Other Terms:

•	the default amount will be payable on any acceleration of the maturity of your note as described under “— Special Calculation Provisions” below

•	a business day for your note will not be the same as a business day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below

•	a trading day for your note will not be the same as a trading day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below
       Please note that the information about the settlement or trade date, issue price, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. If you have purchased your note in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.
       We describe the terms of your note in more detail below.
Index, Index Sponsor And Index Stocks
       In this prospectus supplement, when we refer to the index, we mean the index specified on the front cover page, or any successor index, as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance Or Modification Of The Index” below. When we refer to the index sponsor as of any time, we mean the entity, including any successor sponsor, that determines and publishes the index as then in effect. When we refer to the index stocks as of any time, we mean the stocks that comprise the index as then in effect, after giving effect to any additions, deletions or substitutions.
Payment Of Principal On Stated Maturity Date
       On the stated maturity date, we will pay as principal, to the holder of the note, an amount in cash equal to the sum of (1) 94.75% of the outstanding face amount of the note, plus (2) the supplemental payment amount, if any.
       The supplemental payment amount will be calculated as follows:

•	We will determine the final index level, which will be the closing level of the HGX Index on the determination date.

•	If the final index level is less than the initial index level, the supplemental payment amount will equal the product of (1) the outstanding face amount of your note multiplied by (2) the result of (i) the initial index level minus the final index level, divided by (ii) the initial index level.

•	If the final index level is greater than or equal to the initial index level, the supplemental payment amount will be zero.
       If the supplemental payment amount is zero, you will only receive 94.75% of the outstanding face amount of your note on the stated maturity date.
       The calculation agent will determine the final index level on the determination date. However, the calculation agent will have discretion to adjust the closing level on the determination date or to determine it in a different manner as described under “— Discontinuance Or Modification Of The Index” below.
Interest Payments
       Interest will accrue on the outstanding face amount of your note and will be calculated and paid as described in the accompanying prospectus with regard to fixed rate notes, except that the interest payment dates will be those specified in this prospectus supplement. If the stated maturity date does not occur on the date specified in this prospectus supplement, the interest payment date scheduled for that date will instead occur on the stated maturity date.
Stated Maturity Date
       The stated maturity date will be August 30, 2008, unless that day is not a business day, in which case the stated maturity date will be the next following business day. If the fifth trading day before this applicable day is not the determination date referred to below, however, then the stated maturity date will be the fifth business day following the determination date, provided that the stated maturity date will never be later than the fifth business day after August 30, 2008 or, if August 30, 2008 is not a business day, later than the sixth business day after August 30, 2008. The calculation agent may postpone the determination date — and therefore the stated maturity date — if a market disruption event occurs or is continuing on any day that would otherwise be the determination date. We describe market disruption events under “— Special Calculation Provisions” below.
Determination Date
       The determination date will be the fifth trading day before August 30, 2008 unless the calculation agent determines that a market disruption event occurs or is continuing on that fifth prior trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be later than August 30, 2008 or, if August 30, 2008 is not a business day, later than the first business day after August 30, 2008.
Consequences Of A Market Disruption Event
       As indicated above, if a market disruption event occurs or is continuing on a day that would otherwise be the determination date, then the determination date will be postponed to the next following trading day on which a market disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed by more than five business days. If the determination date is postponed to the last possible day but a market disruption event occurs or is continuing on that day, that day will nevertheless be the determination date. If the calculation agent determines that the index level that must be used to determine the payment amount is not available on the determination date, either because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the final index level based on its assessment, made in its sole discretion, of the level of the index on that day.
Discontinuance Or Modification Of The Index
       If the index sponsor discontinues publication of the index and the index sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the index, then the calculation agent will determine the amount payable on the stated maturity date by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.
       If the calculation agent determines that the publication of the index is discontinued and there is no successor index, or that the level of the index is not available on the determination date because of a market disruption event or for any other reason, the calculation agent will determine the amount payable on the stated maturity date, by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index.
       If the calculation agent determines that the index, the stocks comprising the index or the method of calculating the index is changed at any time in any respect — including any addition, deletion or substitution and any reweighting or rebalancing of index stocks and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in the index or the method of its calculation as it believes are appropriate to ensure that the final index level used to determine the amount payable on the stated maturity date, is equitable.
       All determinations and adjustments to be made by the calculation agent with respect to the index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.
Default Amount On Acceleration
       If an event of default occurs and the maturity of your note is accelerated, we will pay the default amount in respect of the principal of your note at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.
       For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default,

Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.
Manner Of Payment
       Any payment on your note at maturity will be made to an account designated by the holder of your note and approved by us, or at the office of the trustee in New York City, but only when your note is surrendered to the trustee at that office. We will pay interest due on any interest payment date via wire transfer or by check mailed to the person who is the holder of the note on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary.
Modified Business Day
       As described in the accompanying prospectus, any payment on your note that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your note, however, the term business day has a different meaning than it does for other Series B medium-term notes. We discuss this term under “— Special Calculation Provisions” below.
Role Of Calculation Agent
       The calculation agent in its sole discretion will make all determinations regarding the determination date, the index, market disruption events, business days, trading days, the final index level, the default amount, the supplemental payment amount and the cash to be paid on your note at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.
       Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your note. We may change the calculation agent for your note at any time after the original issue date without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.
Special Calculation Provisions
Business Day
       When we refer to a business day with respect to your note, we mean a day that is a business day of the kind described in the accompanying prospectus.
Trading Day
       When we refer to a trading day with respect to your note, we mean a day on which the respective principal securities markets for the index stocks are open for trading, the index sponsor is open for business and the index is calculated and published by the index sponsor.
Default Amount
       The default amount for your note on any day will be an amount, in the specified currency for the principal of your note, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your note as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your note. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your note in preparing any documentation necessary for this assumption or undertaking.
       During the default quotation period for your note, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.
       Default Quotation Period. The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.
       If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.
       In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your note.
       Qualified Financial Institutions. For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.
Market Disruption Event
       Any of the following will be a market disruption event:

•	a suspension, absence or material limitation of trading in index stocks constituting 20% or more, by weight, of the index on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	a suspension, absence or material limitation of trading in option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	index stocks constituting 20% or more, by weight, of the index, or option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, are not trading on what were the respective primary markets for those index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use Of Proceeds And Hedging” below.
       The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the index or to any index stock.
       For this purpose, an “absence of trading” in the primary securities market on which an index stock, or on which option or futures contracts relating to the index or an index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts relating to the index or an index stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market, or

•	an imbalance of orders relating to that stock or those contracts, or

•	a disparity in bid and ask quotes relating to that stock or those contracts, will constitute a suspension or material limitation of trading in that stock or those contracts in that market.
       As is the case throughout this prospectus supplement, references to the index in this description of market disruption events includes the index and any successor index as it may be modified, replaced or adjusted from time to time.

HYPOTHETICAL RETURNS ON YOUR NOTE
       The following tables are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical index levels on the determination date could have on the payment amount assuming all other variables remain constant.
       In the table below, the levels in the left column represent hypothetical closing levels for the index on the determination date and are expressed as percentages of the initial index level. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final index levels and are expressed as percentages of the outstanding face amount of a note. These amounts assume that you will receive 94.75% of the outstanding face amount of your note plus the supplemental payment amount, if any, on the stated maturity date.
       A hypothetical payment amount of 100% means that the value of the cash payment that we would deliver in exchange for each $1,000 of the outstanding face amount of a note on the stated maturity date would equal 100% of the outstanding face amount, or $1,000, based on the corresponding hypothetical final index level and the assumptions noted below.
       The information in the table reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your note prior to the stated maturity date, your return will depend upon the market value of your note at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the index. In addition, assuming no changes in market conditions or any other relevant factors, the market value of your note on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. For more information on the value of your note in the secondary market, see “Additional Risk Factors Specific To Your Note — Assuming No Changes In Market Conditions Or Any Other Relevant Factors, The Market Value Of Your Note On The Date Of This Prospectus Supplement (As Determined By Reference To Pricing Models Used By Goldman, Sachs & Co.) Is Significantly Less Than The Original Issue Price” and “— The Market Value Of Your Note May Be Influenced By Many Unpredictable Factors” above. In addition, we have assumed that the closing level of the index on the determination date will be the same as on the stated maturity date.
       The index has been highly volatile — meaning that the index level has changed substantially in relatively short periods — in the past and its performance cannot be predicted for any future period.
       The actual performance of the index over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the index shown elsewhere in this prospectus supplement. For information about the level of the index during recent periods, see “The Index — Historical Closing Levels Of The Index” below.
       Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the index stocks. Among other things, the return on the notes will not reflect any dividends that may be paid on the index stocks. Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your note, tax liabilities could affect the after-tax rate of return on your note to a comparatively greater extent than the after-tax return on the index stocks. For information about the level of the index in recent periods, see “The Index — Historical Closing Levels Of The Index” below.

Hypothetical Final	Hypothetical
Index Level as	Payment Amounts
Percentage of Initial	as Percentage
Index Level	of Face Amount

200.00%	94.75%
150.00%	94.75%
120.00%	94.75%
110.00%	94.75%
100.00%	94.75%
94.75%	100.00%
90.00%	104.75%
80.00%	114.75%
50.00%	144.75%
0.00%	194.75%

       If, for example, the final index level were determined to be 110% of the initial index level, the payment amount that we would deliver to you at maturity would be 94.75% of the face amount of your note, as shown in the table above. As a result, if you purchased your note on the original issue date and held it until the stated maturity date, you would lose 5.25% of your investment.
       The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your note) that we would deliver to the holder of your note on the stated maturity date, if the final index level (expressed as a percentage of the initial index level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final index level of less than 94.75% of the initial index level (the section left of the 94.75% marker on the horizontal axis) would result in a hypothetical payment amount of more than 100% of the face amount of your note (the section above the 100% marker on the vertical axis) and, accordingly, in an increase of principal to the holder of your note.

Payments on this note are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the note are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond and an option, in each case, bought by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph does not modify or affect the terms of the note or the United States income tax treatment of the note as described under “Supplemental Discussion Of Federal Income Tax Consequences” below.

We cannot predict the actual final index level on the determination date or the market value of your note, nor can we predict the relationship between the index level and the market value of your note at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive at stated maturity and the rate of return on the offered notes will depend on the initial index level, the actual maturity date, the actual final index level calculation method and the actual final index level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table above.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.
       In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving sales of futures and/or other instruments linked to the index on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other index-linked notes we issue, some of which may have returns linked to the index or the index stocks. Consequently, with regard to your note, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the index or some or all of the index stocks,

•	may take or dispose of positions in the securities of the index stock issuers themselves,

•	may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the HGX Index or other components of the housing sector and/or

•	may take short positions in the index stocks or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.
       We and/or our affiliates may acquire a long or short position in securities similar to your note from time to time and may, in our or their sole discretion, hold or resell those securities.
       In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the index or the index stocks. We expect these steps to involve purchases of instruments linked to the index on or shortly before the determination date. These steps also may involve sales and/or purchases of some or all of the index stocks or listed or over-the-counter options, futures or other instruments linked to the index, some or all of the index stocks or indices designed to track the performance of the HGX Index or other components of the housing sector.
      The hedging activity discussed above may adversely affect the market value of your note from time to time and the amount we will pay on your note at maturity. See “Additional Risk Factors Specific To Your Note — Trading And Other Transactions By Goldman Sachs In Instruments Linked To The Index Or Index Stocks May Impair The Market Value Of Your Note” and “— Our Business Activities May Create Conflicts Of Interest Between You And Us” above for a discussion of these adverse effects.

THE INDEX
       The Philadelphia Stock Exchange Housing SectorSM Index, also known as the PHLX Housing SectorSM Index, is published by the Philadelphia Stock Exchange, Inc. and is a modified capitalization-weighted index composed of 21 companies whose primary lines of business are directly associated with the U.S. housing construction market. The index composition encompasses residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers. The index was set to an initial value of 250 on January 2, 2002; options commenced trading on July 17, 2002. Additional information about the index is available on the website http://www.phlx.com/products/hgx.html. We are not incorporating by reference the website or any material it includes into this prospectus supplement, the accompanying prospectus, dated March 15, 2005, or the accompanying prospectus supplement, dated March 15, 2005.
Historical Closing Levels Of The Index
       The table below shows the high, low and final closing levels of the index for each of the four calendar quarters in 2003 and 2004 and for the first three calendar quarters in 2005, through August 23, 2005. We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.
       Since its inception, the level of the index has experienced significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the life of your note. You should not take the historical levels of the index as an indication of future performance. We cannot give you any assurance that the future performance of the index or the index stocks will result in you receiving an amount greater than the outstanding face amount of your note on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the index.
       The actual performance of the index over the life of the offered notes may bear little relation to the historical levels shown below.
Quarterly High, Low and Closing Levels of the Index

	High	Low	Close

2003
Quarter ended March 31	235.66	200.55	214.95
Quarter ended June 30	298.69	218.24	280.84
Quarter ended September 30	312.49	276.03	305.46
Quarter ended December 31	371.27	318.39	366.37
2004
Quarter ended March 31	405.87	349.31	400.65
Quarter ended June 30	402.51	344.58	381.29
Quarter ended September 30	407.98	356.24	407.98
Quarter ended December 31	469.32	371.98	469.32
2005
Quarter ended March 31	518.20	447.10	478.54
Quarter ended June 30	544.04	452.77	532.08
Quarter ending September 30 (through August 23, 2005)	586.06	524.16	524.16
Closing level on August 23, 2005			524.16

License Agreement
       We have entered into a non-exclusive license agreement with the Philadelphia Stock Exchange, Inc. (“PHLX”), whereby, Goldman Sachs, in exchange for a fee, is permitted to use the Index in connection with the offer and sale of the offered notes. We are not affiliated with PHLX; the only relationship between PHLX and Goldman Sachs is the licensing of the use of the Index and trademarks relating to the Index.
       PHLX Housing SectorSM Index (HGXSM) (“Index”) is not sponsored, endorsed, sold or promoted by the Philadelphia Stock Exchange, Inc. (“PHLX”). PHLX makes no representation or warranty, express or implied, to the owners of the Index or any member of the public regarding the advisability of investing in securities generally or in the Index particularly or the ability of the Index to track market performance. PHLX’s only relationship to The Goldman Sachs Group, Inc. is the licensing of certain names and marks and of the Index, which is determined, composed and calculated without regard to The Goldman Sachs Group, Inc. PHLX has no obligation to take the needs of The Goldman Sachs Group, Inc. or the owners of the Index into consideration in determining, composing or calculating the Index. PHLX is not responsible for and has not participated in any determination or calculation made with respect to the issuance or redemption of the Index. PHLX has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion or trading of the Index.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES
       The following section supplements the discussion of U.S. Federal income taxation in the accompanying prospectus with respect to United States holders. The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc.
       This section applies to you only if you are a United States holder that holds your note as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
       This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax exempt organization;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a person whose functional currency for tax purposes is not the U.S. dollar.
       This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.
      Please consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your note in your particular circumstances.
       Your note will be treated as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your note (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of your note prior to your receipt of cash attributable to such income.
       You may obtain the comparable yield and projected payment schedule from us by contacting the Goldman Sachs Corporate Treasury Department, Debt Administration Group, at 212-902-1000. You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

      The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your note, and we make no representation regarding the amount of contingent payments with respect to your note.
       If you purchase your note for an amount that differs from the note’s adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your note and its adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. The adjusted issue price of your note will equal your note’s original issue price plus any interest deemed to be accrued on your note (under the rules governing contingent payment obligations) as of the time you purchase your note.
       If the adjusted issue price of your note is greater than the price you paid for your note, you must make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year, and the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon maturity by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your note is less than the price you paid for your note, you must make negative adjustments, decreasing the amount of interest that you must include in income each year, and the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.
       Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of a note at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.
       You will recognize gain or loss upon the sale or maturity of your note in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your note. In general, your adjusted basis in your note will equal the amount you paid for your note, increased by the amount of interest you previously accrued with respect to your note (in accordance with the comparable yield and the projected payment schedule for your note) and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your note at a price other than the adjusted issue price determined for tax purposes.
       Any gain you recognize upon the sale or maturity of your note will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.
Backup Withholding and Information Reporting
       Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your note.

EMPLOYEE RETIREMENT INCOME SECURITY ACT
       This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.
       The Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA” and the Internal Revenue Code of 1986, as amended, prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Internal Revenue Code) with respect to the plan; governmental plans may be subject to similar prohibitions. Therefore, a plan fiduciary considering purchasing notes should consider whether the purchase or holding of such instruments might constitute a prohibited transaction”.
       The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans by reason of, for example, The Goldman Sachs Group, Inc. (or its affiliate) providing services to such plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if notes are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Internal Revenue Code), which we call collectively “Plans”, and with respect to which The Goldman Sachs Group, Inc. or any of its affiliates is a “party in interest” or a “disqualified person”, unless those notes are acquired under an exemption for transactions effected on behalf of that Plan by a “qualified professional asset manager” or an “in-house asset manager”, for transactions involving insurance company general accounts, for transactions involving insurance company pooled separate accounts, for transactions involving bank collective investment funds, or under another available exemption. The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the offered notes, or exercising any rights related thereto, to represent that (a) such purchase, holding and exercise of the offered notes will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation) and (b) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the offered notes, or any exercise related thereto or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the offered notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered notes and the transactions contemplated with respect to the offered notes.
          If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the offered notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION
       The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. intends to resell the offered notes at the original issue price. In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $37,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

$50,000,000
The Goldman Sachs Group, Inc.
0.25% Index-Linked Notes due
August 2008
(Linked to the Philadelphia Stock Exchange Housing SectorSM Index)
Medium-Term Notes, Series B

Goldman, Sachs & Co.